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January 16, 2007

Via EDGAR

H. Christopher Owings, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
American DG Energy Inc.—Form 10-SB
File No. 0-52294

Dear Mr. Owings:

        The purpose of this letter is to respond to your letter of January 5, 2007 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing Amendment No. 3 to Form 10-SB (the "Amended 10-SB").

Item 1. Description of Business, page 3

1.
We note your response to comment 2 of our letter of November 30, 2006. Please file as correspondence on EDGAR the supplemental information you furnished us. Revise your document to reflect the changes you indicated. Also, please file as an exhibit to your amended document the consent of DE Solutions to the inclusion in your document of information based on their report.

Response: The correspondence has been filed on EDGAR as requested. The conforming changes have been made in the Amended 10-SB. The consent of DE Solutions has been filed with the Amended 10-SB.

The Role of Distributed Generation, page 5

2.
The second paragraph states that distributed generation significantly lowers utility costs for power users and building operators. However, the fourth paragraph states that you offer your customers a rate that is below or at the rate of the local electric utility and that your customers are contractually bound and cannot switch from using your system to using the public utility grid only for the energy you supply. Therefore it appears that your DG system may not in all cases significantly lower utility costs for power users and building operators depending on electric rates and the duration of the customer's contract with you. Please advise or revise.

Response: We have revised the second paragraph on page 5 to read as follows:

  Distributed generation, or DG, refers to the application of small-scale energy production systems, including electricity generators, at locations in close proximity to the end-use loads that they serve. Integrated energy systems, operating at user sites but interconnected to existing electric distribution networks, can reduce demand on the nation's utility grid, increase energy efficiency, reduce air pollution and greenhouse gas emissions, and protect against power outages, while, in most cases, significantly lowering utility costs for power users and building operators. In cases where our customers pay us a rate that is equal to the local utility prices, our customers benefit from the increased thermal capacity of our energy systems.

  Until recently, many DG technologies have not been a feasible alternative to traditional energy sources because of economic, technological and regulatory considerations. Even now, many "alternative energy" technologies (such as solar, wind, fuel cells and micro-turbines) have not been sufficiently developed and proven to economically meet the demands of commercial users, or the requirements for seamless integration with the existing utility grid.

3.
We note your response to comment 4 in our letter dated November 30, 2006. In the third paragraph, please explain in further detail the statement that in most cases your equipment runs

  "parallel" to the electric utility grid. Does the grid serve as a back-up for your system if your power is insufficient for the customer's needs? Does your system serve the needs of the customer concurrent with the grid? Please explain.

Response: We have revised the third paragraph on page 5 to read as follows:

  In most cases our equipment runs parallel to the electric utility grid and requires standard interconnection approval from the local utility. While parallel to the electric utility grid, our energy systems operate concurrently with the grid. We typically supply 20% to 60% of the building's electricity requirements while the remaining electricity is supplied by the electric utility grid. On occasion, we may become independent from the electric utility grid and require no connection to the grid. In this scenario, our energy systems would supply all of the building's electricity needs.

Risk Factors, page 12

4.
Please refer to the risk factor captioned "There has been a significant deficiency in our financial controls and procedures." Please revise this caption to describe the potential risks of this deficiency, such as financial fraud and error.

Response: We have updated our disclosure on the risk factor captioned "There has been a significant deficiency in our financial controls and procedures" as follows:

  As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of controls and procedures and concluded that our controls are effective to give reasonable assurance that the information required to be disclosed by our company in reports that we file under the Exchange Act is recorded, processed, summarized and reported as when required. However, there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constitutes a significant deficiency in financial reporting. At this time management has decided that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties.

  The company had 10 employees as of September 30, 2006. Only one of those individuals is in the finance function, other than the Chief Financial Officer. This individual is responsible for receiving and distributing cash, billing, processing transactions, recording journal entries, reconciling accounts, and preparing the financial statements and related disclosures. He also has check signing authority, for transactions over $2,000. As a result, there is the potential for this individual to knowingly or unknowingly misappropriate assets or misstate our financial statements. To mitigate these risks, the Company has put in place procedures where the Chief Executive Officer, the President and the Chief Financial Officer have check signing authority. In addition they review and approve all material contracts, transactions and related journal entries. They are also responsible for reviewing and approving monthly financials and related reconciliations, budget to actual comparisons and the information required to be disclosed by the company in all reports we have and will file under the Exchange Act.

Controls and Procedures, page 26

5.
We note your disclosure that your chief executive officer and chief financial officer concluded that your company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic reports. Please revise your disclosure to state whether your controls are effective to give reasonable assurance that the information required to be disclosed by your company in reports that you file under the Exchange Act is recorded, processed, summarized and reported as when required. See Exchange Act Rule 13a-15(e).

Response: We have revised the disclosure on Controls and Procedures on page 26 to read as follows:

  As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of controls and procedures and concluded that our controls are effective to give reasonable assurance that the information required to be disclosed by our company in reports that we file under the Exchange Act is recorded, processed, summarized and reported as when required. However, there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. This constitutes a significant deficiency in financial reporting. At this time management has decided that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties.

6.
Revise your disclosure to indicate that you performed your evaluation as of the end of the period covered by the report rather than a specific date.

Response: Please refer to response on question 5.

7.
We note your disclosure that a material deficiency exists with regard to your disclosure controls and procedures. Please revise your disclosures to provide a more comprehensive discussion of the lack of segregation of duties and how you determined that the risks associated with the separation of duties are insignificant. For example, please identify the nature of the duties (e.g. custody of assets, record keeping, review, etc), the level of the employees, and risks involved (e.g., employee may convert assets for personal use and not make appropriate accounting entries). Disclose how you determined that the risks were insignificant and steps you have taken to mitigate the risks. You disclose that you have considered the employees involved and other control procedures. Disclose what you have identified with respect to the employees involved and identify the mitigating control procedures that have allowed you to conclude that the risks are insignificant.

Response: We have added the following paragraph under Controls and Procedures.

        The company had 10 employees as of September 30, 2006. Only one of those individuals is in the finance function, other than the Chief Financial Officer. This individual is responsible for receiving and distributing cash, billing, processing transactions, recording journal entries, reconciling accounts, and preparing the financial statements and related disclosures. He also has check signing authority, for transactions over $2,000. As a result, there is the potential for this individual to knowingly or unknowingly misappropriate assets or misstate our financial statements. To mitigate these risks, the Company has put in place procedures where the Chief Executive Officer, the President and the Chief Financial Officer have check signing authority. In addition they review and approve all material contracts, transactions and related journal entries. They are also responsible for reviewing and approving monthly financials and related reconciliations, budget to actual comparisons and the information required to be disclosed by the company in all reports we have and will file under the Exchange Act.

Consolidated Financial Statements—December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 50 Property and Equipment and Depreciation and Amortization page 52

8.
We note your revised disclosure in response to comment 27 of our letter dated November 30, 2006. Please explain your basis for an estimated useful life of 10 years for computer equipment and software, or revise your estimate accordingly for this asset category.

Response: We have revised the Property and Equipment and Depreciation and Amortization disclosure to read as follows:

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. We use 10 years for the majority of our assets such as our energy systems and use 3-5 years for computer equipment, software, office furniture etc. Repairs and maintenance are expensed as incurred. Maintenance costs are expensed not capitalized.

Revenue Recognition, page 53

9.
We note your response to comment 30 of our letter dated November 30, 2006. However your revenue recognition policy is still not clear to us. Please explain in detail to us and revise your disclosure to clarify the nature and basis for recognition of each source of revenue such as the sale of energy and the purchase of on site DG systems by customers. In instances where you own the DG system installed on-site, please explain to us and clarify in your disclosure if you recognize any revenue on these systems when you complete installation. Tell us if the price you charge for energy includes an amount related to usage of the DG system you installed. If the amount you charge customers for energy produced varies depending upon whether you owe the system, please disclose your compliance with EITF 00-21, or explain to us your basis in GAAP why you do not have to comply with this standard, Please also clarify who is responsible for providing maintenance service on DG systems installed, but independently owned by a customer. It is also not clear to us how you recognize revenue based on energy savings. Please explain to us in more detail and expand the disclosure of your revenue recognition policy and revise your disclosure to clarify how you recognize revenue from service contracts based on energy savings realized by the co-generation site.

Response: We have revised the disclosure on Revenue Recognition on page 53 to read as follows:

  Revenue from our energy systems is recognized when energy is used by our customers. We sell energy to our customers at a guaranteed rate that is at or below rates charged by conventional utility suppliers. Our monthly customer invoice is based on a formula that is defined in each customer agreement. Each month our energy systems produce energy in the form of electricity, heat, hot water and cooling. At the end of each month, we read the meters on our equipment that indicate the amount of energy produced and delivered to our customer for the period. Typically, our revenue for the period is calculated by multiplying the meter readings times the current price of energy charged by conventional utility suppliers, and then subtracting the appropriate contracted discount and any other adjustments.

  We do not have any material contracts where we have recognized revenue based on the sale or installation of our energy systems. Additionally we do not have any revenue associated with maintenance or servicing the energy systems.

Note 9. Related Party Transactions, page 54

10.
We note your response to comment 25 of our letter dated November 30, 2006 regarding the purchase of 1,998,750 shares of common stock during 2005 for $147,225 and the retirement of a promissory note of $292,500 and the retirement of a convertible promissory note of $30,000, both held by CDC. Please explain to us how you accounted for this transaction based on amounts provided in your response. Based on your response, it appears that you acquired the common stock for $0.235 per share instead of the apparent fair market price of $0.70. Please confirm if our understanding is correct and reconcile the amounts in your response to $207,225 disclosed for this transaction in your statements of stockholders' equity.

Response: On February 1, 2005, we purchased shares of common stock from CDC at the original purchase price. We retired the shares of common stock and recorded the transaction as an offset to equity. The purchase price was CDC's original purchase price and not the fair market value of the common stock. We revised our disclosure on common stock and removed the discussion on repayment of the Notes since it was related to Tecogen. We also made adjustments to our Consolidated Statements of Stockholders' Equity table on page 48 to reflect that transaction.

11.
We note your response to comment 31 of our letter dated November 30, 2006 regarding the 876,800 shares of common stock issued on July 1, 2006 to Tecogen employees and consultants. Please explain to us the timing of this issuance of stock to Tecogen employees and why it was not completed at the time of the reorganization at the end of fiscal 2005. Please revise the general and administrative expense line item on your statement of operations to disclose the $612,883 as non-cash stock-based awards expense included for the applicable period.

Response: At the end of 2005, the Board of Directors of American Distributed Generation Inc. was preoccupied with the distribution of Tecogen Inc. shares to the company's shareholders, the taxation of the transaction, the amendment of the company's Certificate of Incorporation, the creation of a new Board for Tecogen Inc., and other issues around the reorganization of the company. Since management at that time was overburdened with this transaction, the Board delayed the discussion around the award to the Tecogen employees until the March 6, 2006 Board meeting. During that meeting the board discussed the contribution of Tecogen employees in relation to the founding of American DG Energy and the introduction of the company to the marketplace. In order to recognize the contribution of Tecogen employees for past services associated with the creation of the company, the Board authorized management to issue 876,800 shares of common stock to Tecogen employees effective July 1, 2006. The fair value of the shares was estimated to be $0.70 at the time the shares were issued, which was the price of the December 2005 private placement of common stock offered to accredited investors.

  We have revised the general and administrative expense line item on our statement of operations on page 61 to disclose the $612,883 as non-cash stock-based awards expense included for the applicable period.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,
AMERICAN DG ENERGY INC.
/s/ Anthony S. Loumidis
By:	Anthony S. Loumidis Chief Financial Officer
cc:
Michael Moran, Accounting Branch Chief
Millwood Hobbs, Staff Accountant
Anita Karu, Attorney-Advisor